Exhibit 2.1

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF REORGANIZATION

FIRST AMENDMENT, dated as of June 27, 2007 (the “Amendment”), to the AGREEMENT AND PLAN OF REORGANIZATION, dated as of May 1, 2007 (the “Agreement”), by and among Prosperity Bancshares, Inc. (“Prosperity”), a Texas corporation and financial holding company pursuant to the Gramm-Leach Bliley Act and bank holding company registered under the Bank Holding Company Act of 1956, as amended, Prosperity Bank (“Prosperity Bank”), a Texas banking association and wholly owned subsidiary of Prosperity, and The Bank of Navasota, N.A. (the “Bank”), a national banking association.

RECITALS

WHEREAS, Prosperity, Prosperity Bank and the Bank have entered into the Agreement to effect the Merger upon the terms and conditions therein described; and

WHEREAS, Prosperity, Prosperity Bank and the Bank wish to amend the terms of the Agreement to more accurately reflect the understanding of the parties as set forth in greater detail herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and in the Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Prosperity, Prosperity Bank and the Bank agree as follows:

ARTICLE I Definitions

All capitalized terms used but not defined in this Amendment shall have the same meanings specified in the Agreement.

ARTICLE II Amendments

Section 2.01 Section 2.2(b) is hereby deleted in its entirety and replaced with the following:

“(b) In the event the Average Closing Price of Prosperity Common Stock shall be less than $29.16, the Bank may give notice of its intent to terminate this Agreement as provided in Section 9.1(f) hereof; subject to Prosperity’s right, in its sole and absolute discretion, to (i) increase the Exchange Ratio, (ii) increase the Per Share Cash Consideration or (iii) increase both the Exchange Ratio and the Per Share Cash Consideration, so that as a result of such adjustments contemplated in the case of each of clause (i), (ii) and (iii), the Merger Consideration shall be no less than $15,957,515. If Prosperity elects to make the Walkaway Counter Offer (as defined in Section 9.1(f) hereof), it shall give prompt written notice to the Bank of such election (the “Walkaway Counter Offer Notice”). The Walkaway Counter Offer Notice, if given, shall set forth the adjustments to the Exchange Ratio and/or Per Share Cash Consideration, as the case may be, and shall include a calculation of the adjusted Merger Consideration. Any references in this Agreement to “Exchange Ratio” and “Per Share Cash Consideration” shall thereafter be deemed to refer to the Exchange Ratio and the Per Share Cash Consideration after giving effect to any adjustment set forth in the Walkaway Counter Offer Notice. “

Section 2.02 Section 2.2(c) is hereby deleted in its entirety and replaced with the following:

“(c) In the event the Average Closing Price of Prosperity Common Stock shall be greater than $39.45, Prosperity shall (i) decrease the Exchange Ratio, (ii) decrease the Per Share Cash Consideration or (iii) decrease both the Exchange Ratio and the Per Share Cash Consideration, so that as a result of such adjustments contemplated in the case of each of clause (i), (ii) and (iii), the Merger Consideration shall be no more than $18,545,018. Prosperity shall have the sole discretion to determine which of the foregoing actions it will take. Upon the occurrence of any adjustment pursuant to this Section 2.2(c), any references in this Agreement to “Exchange Ratio” and “Per Share Cash Consideration” shall thereafter be deemed to refer to the Exchange Ratio and the Per Share Cash Consideration after giving effect to such adjustments. “

Section 2.03 Section 5.14 is hereby deleted in its entirety and replaced with the following:

“Section 5.14 Reserve for Loan Losses The Bank shall use its best efforts to maintain its allowance for loan losses at a level equal to at least 2.0% of total loans; provided, however, that if the allowance for loan losses is less than 2.0% of total loans on the business day immediately prior to the Closing Date, the Bank shall take all action necessary to increase the allowance for loan losses to an amount equal to 2.0% of total loans on such date.”

Section 2.04 Section 10.7 is hereby deleted in its entirety and replaced with the following:

“Section 10.7 Reserve for Loan Losses. As of the last day of the calendar month immediately preceding the Closing Date, the reserve for loan losses of the Bank shall be an amount that is at least 2.0% of total loans as of such date.”

ARTICLE III Miscellaneous Provisions

Section 3.01 Notices. Except as explicitly provided herein, any notice given hereunder shall be in writing and shall be delivered in person or mailed by first class mail, postage prepaid or sent by facsimile, courier or personal delivery to the parties at the following addresses unless by such notice a different address shall have been designated:

If to the Bank:

The Bank of Navasota, N.A.
109 West Washington
Navasota, Texas 77868
Fax No.: (936) 825-7618

Attention:	Mr. Michael E. Harris

With a copy to:

Temple & Temple
400 W. 15th Street, Suite 1510
Austin, Texas 78701
Fax No.: (512) 477-4478

Attention:	Mr. Larry E. Temple

If to Prosperity or Prosperity Bank:

Prosperity Bancshares, Inc
Prosperity Bank Plaza
4295 San Felipe
Houston, Texas 77027
Fax No.: (713) 693-9309

Attention:	Mr. David Zalman

With a copy to:

Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002-2781
Fax No.: (713) 221-1212

Attention:	Ms. Charlotte M. Rasche

All notices sent by mail as provided above shall be deemed delivered three (3) days after deposit in the mail. All notices sent by courier as provided above shall be deemed delivered one (1) day after being sent and all notices sent by facsimile shall be deemed delivered upon confirmation of receipt. All other notices shall be deemed delivered when actually received. Any party to this Agreement may change its address for the giving of notice specified above by giving notice as herein provided.

Section 3.02 Agreement to Remain in Full Force. All of the terms of the Agreement, as amended hereby, shall remain and continue in full force and effect and are hereby confirmed, as so amended, in all respects.

Section 3.03 Governing Law. All questions concerning the validity, operation and interpretation of this Amendment and the performance of the obligations imposed upon the parties hereunder shall be governed by the laws of the State of Texas, without taking into account provisions regarding choice of law.

Section 3.04 Partial Invalidity. Any provision hereof prohibited by or unlawful or unenforceable under any applicable law or any jurisdiction shall as to such jurisdiction be ineffective, without affecting any other provision of this Amendment, or shall be deemed to be severed or modified to conform with such law, and the remaining provisions of this Amendment shall remain in force, provided that the purpose of the Amendment can be effected. To the fullest extent, however, that the provisions of such applicable law may be waived, they are hereby waived, to the end that this Amendment be deemed to be a valid and binding agreement enforceable in accordance with its terms.

Section 3.05 Counterparts. This Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall be deemed to constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have caused this Amendment to be executed as of the day and year first above written.

PROSPERITY BANCSHARES, INC.

By:	/s/ James D. Rollins III
James D. Rollins III
President and Chief Operating Officer

PROSPERITY BANK

By:	/s/ James D. Rollins III
James D. Rollins III
President

THE BANK OF NAVASOTA, N.A.

By:	/s/ Michael E. Harris
Michael E. Harris
Chairman of the Board

(Signature Page to First Amendment to Agreement and Plan of Reorganization)